Exhibit 99.160

May 27, 2021

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities (Newfoundland & Labrador)

Dear Sirs / Mesdames:

Re:        The Valens Company Inc.

We refer to the prospectus supplement to the short form base shelf prospectus dated January 28, 2021 (the “Prospectus Supplement”) of The Valens Company Inc. (previously Valens GroWorks Corp.) (the "Company") dated May 27, 2021 relating to the offering of securities of 12,122,000 units of the Company at a price of $3.30 per unit for aggregate proceeds of $40,002,600.

We consent to being named and to the use, through incorporation by reference in the above- mentioned Prospectus Supplement, of our report dated February 24, 2020 to the shareholders of the Company on the following consolidated financial statements:

Consolidated statements of financial position as at November 30, 2019 and 2018;

Consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended November 30, 2019 and 2018, and a summary of significant accounting policies and other explanatory information.

We report that we have read the Prospectus Supplement and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in a Prospectus Supplement, which does not constitute an audit or review of the Prospectus Supplement as these terms are described in the CPA Canada Handbook – Assurance.

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Yours very truly,

DAVIDSON & COMPANY LLP

Chartered Professional Accountants